UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Public Document

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68147

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/22__ AND ENDING __06/30/23__
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Kelson Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__39 Broadway 16th Floor, Suite 1640__
                                    (No. and Street)

__New York__	__NY__	__10006__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Dan Ledva__	__212-616-0169__	__dledva@kelsongroup.net__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

     __Michael T Remus__
                                   (Name – if individual, state last, first, and middle name)

__100 Horizon Center Blvd.__	__Hamilton__	__NJ__	__08690__
(Address)	(City)	(State)	(Zip Code)

__02/23/2010__		__3598__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Ledva, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kelson Capital LLC, as of June 30, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

[signature] Notary Public

Notary Public 9/26/2023

Leonardo Garcia Lima
Notary Public-Connecticut
My Commission Expires
December 31, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kelson Capital LLC

(SEC I.D. No. 8-68147)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Statement of Financial Condition

As of and for the Year Ended June 30, 2023

(Including Report of Independent Registered Public Accounting Firm)

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Kelson Capital, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Kelson capital, LLC as of June 30, 2023, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kelson capital, LLC as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kelson Capital, LLC's management. My responsibility is to express an opinion on Kelson Capital, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Kelson Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Kelson Capital, LLC's auditor since 2023.

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 26, 2023

KELSON CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2023

ASSETS

Cash	$ 273,749
Accounts receivable	1,682,133
Other assets	5,108
TOTAL ASSETS	$ 1,960,990

LIABILITIES AND MEMBER CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 29,260
Accrued commissions	138,047
TOTAL LIABILITIES	167,307
COMMITMENTS AND CONTINGENCIES (Note 10)	
MEMBER CAPITAL	1,793,683
TOTAL LIABILITIES AND MEMBER CAPITAL	$ 1,960,990

The accompanying notes are an integral part of these financial statements.

KELSON CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization – Kelson Capital, LLC (the "Company"), a limited liability company, was organized in the state of New Jersey on November 18, 2008. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent for institutional investment money managers. The Company markets the specialized investment management strategies for institutional investors.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk - The Company is engaged in placement agent activities in which the counterparties primarily include institutional investors, qualified institutional purchasers and others. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable – The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of the collectability of outstanding accounts receivable. Management has evaluated accounts receivable at June 30, 2023 and believes they are all collectible. Accounts receivable are not collateralized.

KELSON CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – REVENUE RECOGNITION

The Company recognizes revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company enters into arrangements with investment managers to market specialized investment strategies to institutional investors. Revenue for capital raising fees are generally recognized at the point in time that performance under the arrangement is completed (quarter end net asset value). Revenue for retainer fees is generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside company control and only recognize revenue up to the amount that a significant revenue reversal is not probable.

For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

NOTE 4 - CONCENTRATION

There were two major customers of the Company that represented 48% and 29% of fee revenue for the year ended June 30, 2023. The respective accounts receivable balances were $580,000 and $278,742 as of June 30, 2023.

NOTE 5 - LEASE

The Company leased its office space on a eleven and half month term ending December 31, 2021, at $1,500 per month, continuing on a month-to-month basis thereafter and terminated in October 2022.

NOTE 6 – FAIR VALUE

Cash, accounts receivable, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 273,749
Liabilities	
Accrued expenses	$ (167,307)

During the fiscal year ended June 30, 2023 the Company did not own any other financial assets or incur any other liabilities.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2023, the Company's net capital and required net capital were $244,489 and $11,154 respectively. The ratio of aggregate indebtedness to net capital was 68.43%.

NOTE 8 - INCOME TAXES

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

KELSON CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

NOTE 8 – INCOME TAXES(CONTINUED)

The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2023. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2019.

In addition, no income tax related penalties or interest have been recorded for the year ended June 30, 2023.

NOTE 9 – RELATED PARTY

The Company is under common control with Roberts and Ryan Investments Inc., a FINRA registered broker dealer. For the year ended June 30, 2022, the Company incurred $11,733 in referral commissions paid to Roberts and Ryan Investments Inc. This amount in included in Commissions paid to other broker dealers on the statement of income.

KELSON CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2023

NOTE 9 – RELATED PARTY(CONTINUED)

The Company's Managing Member provides office space from which the Company conducts its operations. The managing Member has not charged rent for this space and will no seek reimbursement in the future.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2023 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 5 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2023 or during the year then ended.

NOTE 11 – SUBSEQUENT EVENT

Subsequent events have been evaluated through September 26, 2023, which is the date the financial statements were available to be issued.